August 4, 2025

Say Leong Lim
Chief Executive Officer and Chairman of the Board of Directors
Alps Global Holding Pubco
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

Tham Seng Kong
Chief Executive Officer
Alps Life Sciences Inc
Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)
No. 1, Jalan 1/68F, Jalan Tun Razak
50400 Kuala Lumpur
Wilayah Persekutuan, Malaysia

       Re: Alps Global Holding Pubco
           Amendment No. 6 to Registration Statement on Form F-4
           Filed July 25, 2025
           File No. 333-284035
Dear Say Leong Lim and Tham Seng Kong:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 1, 2025 letter.
 August 4, 2025
Page 2

Amendment No. 6 to Registration Statement on Form F-4 filed July 25, 2025 Risk Factors
If certain December 2024 Redeeming Stockholders choose not to return the December 2024
Extension Overpayment Amount..., page 77

1. We note your disclosure here and elsewhere in the prospectus regarding the December
      2024 Extension Overpayment Amount. Please revise your disclosure to address the following items:

             Given that return of the December 2024 Extension Overpayment Amount is not
           guaranteed, please clearly disclose that your assumptions that such payment will be received are not guaranteed, and revise your disclosure to show the estimated per share redemption price and other related disclosures under the assumption that the December 2024 Extension Overpayment Amount is not returned. Please also disclose the risks, if material, related to the overpayment and your request that shareholders return the funds.

             You state that the Company was allowed to withdraw additional interest from the
           Trust Account to "cover income and franchise taxes." Please quantify the amount of these taxes and explain whether they have already been paid from other sources or if they remain outstanding. If they have been paid, please disclose the source of funds used for such payment. If they have not been paid, please disclose whether you have sources of funds outside of the Trust Account available for such payment, and disclose the risks, if any, related to your ability to pay the outstanding amount.

             Given your disclosure that there was approximately $0.95 million of funds in the
           Trust Account as of July 8, 2025 and that the Aggregate December
2024
           Extension Overpayment Amount was approximately $0.56 million, please expand on your disclosure to explain the consequences to existing stockholders if the December 2024 Extension Overpayment Amount is not returned in whole or in part. Specifically, please disclose whether you intend to request Continental release additional funds from the Trust Account to cover the income and franchise taxes that resulted in the overpayment. In this regard, we note that it appears
           Section 2 of the Trust Agreement provides distributions to cover income or other tax obligations owed by the Company may only be made from interest earned on the funds in the Trust Account and not the initial proceeds, and
Section 1(k) of the
           Trust Agreement provides that the Trustee may not disburse any amounts from the Trust Account in connection with a Business Combination in the event that the amount per share to be received by the redeeming Public Shareholders is less than
           $10.15 per share (plus the amount per share deposited in the Trust Account pursuant to any Extension Letter).

             Please address your proposed treatment of any portion of the December 2024
           Extension Overpayment Amount received after the completion of a Business
 August 4, 2025
Page 3

           Combination. Specifically, please disclose whether redeeming stockholders would have any beneficial interest in such repayments or if you believe their interest would be limited to any amounts distributed by the Trustee at the time of the
           Business Combination.

             Please disclose whether and to what extent you have had discussions with the
           Trustee regarding the December 2024 Extension Overpayment Amount. To the
           extent material, please add risk factor disclosure addressing the possibility that the
           Trustee may disagree with your determinations regarding the December 2024
           Redemption Payment, your interpretation of the Trust Agreement, or your proposed application or treatment of any portion of the December 2024 Extension
           Overpayment Amount you ultimately receive.
Financial Statements of Cilo Cybin Holdings Limited, page F-104

2.     The independent auditor   s report provided on page F-119 for the year
ended March
       31, 2024 appears to be missing certain paragraphs including the opinion and basis for opinion paragraphs included in the prior amendment. Please have your auditor revise as necessary to ensure the auditor report(s) cover all periods included and are placed appropriately.
Exhibits

3. We note your response to prior comment 2. The report date included in the auditor's consent for ALPS Global Holding Pubco is not the same date as the report date of
       June 24, 2025 provided on page F-90. Please have your auditor revise as necessary.
       Please contact Nudrat Salik at 202-551-3692 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Katherine Bagley at 202-551-2545 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Industrial Applications and
                                                              Services
cc:   Jenny Chen-Drake, Esq.